May 27, 2016

Board of Directors

Crowd Shares AfterMarket, Inc.

898 N. Supelveda Blvd., Suite 475

El Segundo, CA 90245

RESIGNATION AND WAIVER

Ladies and Gentlemen:

This letter is to confirm that as of the date of this letter, I hereby resign as an officer and director of Crowd Shares AfterMarket, Inc. (“CRDW”) and all other offices, titles and positions, including an employee, that I hold with CRDW upon completion of the pending stock sale transaction which is expected to be completed on or about June 8, 2016.

In addition, I waive any right that I may have to compensation: past, present and future. And I hereby forever cancel any indebtedness owed to me by CRDW, both principal and interest, which as of the date of the most recent SEC filing May 27, 2016 was $4,641, and which as of the date hereof is $4,641.

/s/ Keith Moore
Keith Moore